Exhibit 99.4
Appendix 3Z
Final Director’s Interest Notice
Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of director
ROBERT LEWON
Date of last notice
23 December 2010
Date that director ceased to be director
10 November 2011
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
61,500 options to acquire American Depositary Shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest
N/A
Number & class of securities
Part 3 — Director’s interests in contracts
Detail of contract
N/A
Nature of interest
Name of registered holder
(if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002